December 10, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOP 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the Period Ended September 30, 2007
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated November 20, 2007 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of Southwall Technologies, Inc (“the Company”) responses is preceded by the text of the comment from the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.  We note your reference on page 47 of the $400,000 reversal in 2005 of foreign income tax accruals relating to prior years.  Please tell us how this item is reflected in the rate reconciliation you submitted in your response to comment 2 of your letter dated October 1, 2007

Response:

We have clarified and corrected the previous response. Please see attached rate reconciliation which included the benefit in the foreign rate differential line item.

Mr. John Cash
December 10, 2007

2.  Tell us what the $614,444 “Federal” adjustment relates to and how this material is disclosed in your December 31, 2006 10-K.

Response:

This adjustment is actually a true-up from the return to provision for FY 2004.  As previously discussed in our response of November 1, 2007, we will include this adjustment in the change in valuation allowance.  Please see attached rate reconciliation showing this adjustment.

3. We note the $115,434 “Foreign tax Credit”, which had the effect of increasing the 2006 tax provision.  Please clarify how a tax credit could increase your tax expense.

Response:

In performing the return to provision true-up it was determined that the ending DTA was overstated by $115K.  Thus, this true-up results in an expense on the rate reconciliation vs. the expected benefit.

FORM 10-Q THE PERIOD ENDED JUNE 30, 2007

4. We note your response to prior comment 1 in your letter dated November 1, 2007.  We read that the low effective tax rate for the quarter ended June 30, 2007 was due to the release of the valuation allowance, however, it appears that the valuation allowance applies entirely to the US operations, whereas your results of operations analysis on page 17 states that the tax provision relates primarily to the German operations.  Please advise or revise.  Also, tell us the dollar amount of the German operations taxable income in the quarters ended June 30, 2006 and 2007.

Response:

As the U.S. operations were profitable through June 30, 2006 a U.S. income tax provision would be expected, however, because the U.S. operations deferred tax assets are valued against the benefit related to the release of the valuation allowance the U.S. provision became zero, thus lowering the overall effective tax rate.  Also, as the U.S. tax provision is nil, the tax provision as provided is primarily related to the German operations.  The German operations had pre-tax income of $511K and tax expense of $219k for the three months ended June 30, 2006 and pre-tax income of $118K and tax expense of ($3) for the three months ended June 30, 2007.

Mr. John Cash
December 10, 2007

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

5.  Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 2 of your letter dated October 1, 2007 and to comment 1 of your response letter dated November 1, 2007.  We note the continued significant fluctuations in your effective tax rates between the interim periods presented.  Please also review your analysis of the results of operations to quantitatively disclose how the changes in the German operation’s pre-tax income impacted the tax provision in each of the interim periods.

Response:

The Company acknowledges the Commission’s comments and will amend our Form 10-Q for the period ended September 30, 1007 to include the disclosures follows:
Income (loss) before provision for income taxes. We recorded pre-tax income of $1.34 million compared to a pre-tax loss of $4.72 million for the nine months ended September 30, 2007 and 2006 respectively.  This increase was the result of other income net of $1.56 million and to a decrease in total operating expenses attributable to a reduction of $2.83 million in selling, general and administrative expenses, $2.2 million in research and development expenses, $974,000 in restructuring charges, and $92,000 in impairment charges.

Provision for income taxes.  The decrease in the provision for income taxes in the nine months ended September 30, 2007 compared to the same period in 2006 is related to lower taxable income in 2007 in our foreign subsidiary, Southwall Europe GmbH, or SEG.  In addition, our foreign subsidiary completed an income tax audit for years 1999 to 2002 and incurred additional income tax expense of $200,000 in the nine months ended September 30, 2006.    “For the nine months ended September 30, 2007 the company’s effective tax rate was 29.6%. This rate differed from the statutory federal rate of 34% primarily due to the impact of the benefit received from the release of a portion of the company’s valuation allowance against a portion of the current year’s income. Our German operations reported a decrease in pre-tax income of approximately $1.9M compared to the 9 months ended September 30, 2006. The German operations income tax expense decreased by $.7M or 37% during this same period. Below is a reconciliation of our effective tax rate to the statutory rate:

Mr. John Cash
December 10, 2007

Federal Statutory Rate	34.0%
State Rate	0%
Permanent Items	3.1%
R&D Credit	(4.1) %
Foreign Rate Differential	3.9%
Change in Valuation Allowance	(7.3) %
Effective Tax Rate	29.6%

Liquidity and Capital Resources, page 20

6.  Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 5 of your letter dated October 1, 2007.  We note your net operating cash flows for the nine months ended September 30, 2007 were negatively impacted by $2.1 million due to your inability to collect the receivables.  Please also revise to explain the 60% increase in your accounts receivable balance during the nine months ended September 30, 2007 while the quarterly revenues remained flat for the quarters ended December 31, 2006 and September 30, 2007.

Response:

The Company acknowledges the Commission’s comments and will amend our Form 10-Q for the period ended September 30, 1007 to include the disclosures as follow:

Liquidity

Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, for debt repayments and capital expenditures. We believe that because of the relatively long production cycle of certain of our products, our inventories will continue to represent a significant portion of our working capital.

 Our cash and cash equivalents decreased $0.7 million from $5.5 million at December 31, 2006 to $4.8 million at September 30, 2007. Cash provided by operating activities of $0.9 million for the first nine months of 2007 was primarily the result of net income of $0.9 million, non-cash depreciation of $2.1 million, non-cash stock compensation expense of $0.3 million and a decrease in other current and non current assets of $0.2 million, offset by an increase in inventories of $0.4 million, increase in deferred income tax of $0.1 million. Accounts Receivable increased from the quarter ending December 31, 2006 to the quarter ending September 30, 2007 by $2.1 million primarily due to higher sales in the third quarter of 2007 that were not collected by September 30, 2007.  The Company’s DSO increased from 36 days to 57 days respectively.   This was the result of  the elimination of Mitsui as one of the Company’s main customers, as their payment terms were net 15 days, and receivables for this customer were consistently collected within these terms.  The Company’s write off of bad debt in the quarter ending December 31, 2006 was $1,623.  In the nine month period ending September 30, 2007, the Company’s bad debt write off was only $143.  Cash used in operations for the first nine months of 2006  was $0.1 million and was primarily the result of net loss of $5.4 million and a deferred rent payment of $1.2 million, partially offset by non-cash depreciation of $1.8 million, decreases in accounts receivable of $2.0 million, a decrease in inventories of $0.6 million, an increase in accounts payable and accrued liabilities of $2.0 million and non-cash stock compensation expense of $0.5 million.

Mr. John Cash
December 10, 2007

Contractual Obligations, page 22

7.  Please amend your Form 10-Q for the period ended September 30, 2007 to include the disclosures you acknowledged in your response to comment 1 of your letter dated October 1, 2007.  In this regard, we note that your cash interest payments for the nine months ended September 30, 2007 represent 75% of your operating cash flows.  We believe that these material interest commitments should be included in your contractual obligations table or disclosed in a note to the tables to allow investors to assess the Company’s future liquidity.

Response:

The Company acknowledges the Commission’s comments and will amend our Form 10-Q for the period ended September 30, 1007 to include the disclosures as follows:

Our future payment obligations on our borrowings pursuant to our term debt, line of credit, non-cancelable operating leases and other non-cancelable contractual commitments are as follows at September 30, 2007 (in thousands):

Mr. John Cash
December 10, 2007

		Less			Greater
		Than			Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Contractual Obligations:
Term debt (1)	$9,406	$1,118	$4,645	$984	$2,659
Term debt Interest (1)	$2,476	$595	$762	$430	$689
Line of credit (1)	3,000	3,000	-	-	-
Line of Credit Interest (1)	98	98
Operating leases (2)	1,752	488	907	357	-
Other Obligations (3)	1,601	1,601
Total contractual cash obligations	$18,333	$6,900	$6,314	$1,771	$3,348

(1)	Represents the principal and interest allocations of loan agreements with Portfolio Financing Servicing Company, Bridge Bank and several German banks..

(2)	Represents the remaining rents owed on buildings we rent in Palo Alto and Mountain View, California.

(3)
Represents accumulated dividends accrual on Series A 10% cumulative convertible preferred stock (greater than five years) and 8 month interest accrual for Needham in support of $3 million line of credit at 12.8% per annum (less than one year).

Interest obligations relating to term debt and the revolving line of credit with Bridge Bank declined for the nine month period ending September 30, 2006 to September 30, 2007 from $725 thousand to $670 thousand respectively.  The 2007 expense includes the pro rata interest due to Needham as described in item 3 above for 2007 and 2008 obligations.

Mr. John Cash
December 10, 2007

Southwall Technologies, Inc.
Rate Reconciliation	12/31/2006	12/31/2005	12/31/2004
Reconciliation of the statutory federal
income tax to the Company’s effective
tax rate	$	$	$

Pretax Earnings	(4,532,441)	3,159,195	428,865

Tax at Federal Statutory Rate	(1,586,354)	1,105,718	150,103
State, Net or Federal Benefit	0	672,691	32,000
Foreign Rate differential	63,352	(488,500)	(230,700)
Permanent Items	99,151	2,917	7,252
R&D Credit	(54,915)	(23,994)	(114,113)
Federal	0	0	0
Foreign Tax Credit	115,434	(4,615)	0
Stock Compensation Changes	0	0	2,373,786

Increase (Decrease) in valuation allowance	2,284,841	(1,245,149)	(1,604,328)
Other	36,491	9,933	0
Provision for Taxes	958,000	29,000	614,000

Mr. John Cash
December 10, 2007

Pease do not hesitate to contact me if you have any further questions or comments.

Very truly yours.

Southwall Technologies, Inc.

By:	/s/ R. Eugene Goodson

Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

Cc:	Bret Johnson
Al Pavot